EXHIBIT 12
HSBC USA INC.
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES AND
EARNINGS TO COMBINED FIXED CHARGES AND PREFERRED STOCK DIVIDENDS

	Three Months Ended March 31,
	2018	2017
	(dollars are in millions)
Ratios excluding interest on deposits:
Net income (loss)	$(238)	$296
Income tax expense	92	152
Fixed charges:
Interest on:
Short-term borrowings	33	23
Long-term debt	257	242
Others	10	3
One third of rents, net of income from subleases	8	7
Total fixed charges, excluding interest on deposits	308	275
Earnings before taxes and fixed charges, excluding interest on deposits	$162	$723
Ratio of earnings to fixed charges, excluding interest on deposits	.53	2.63
Preferred stock dividends(1)	$—	$—
Fixed charges, including preferred stock dividends	$308	$275
Ratio of earnings to fixed charges, including preferred stock dividends	.53	2.63

Ratios including interest on deposits:
Total fixed charges, excluding interest on deposits	$308	$275
Add: Interest on deposits	222	150
Total fixed charges, including interest on deposits	530	425
Earnings before taxes and fixed charges, excluding interest on deposits	162	723
Add: Interest on deposits	222	150
Earnings before taxes and fixed charges, including interest on deposits	$384	$873
Ratio of earnings to fixed charges, including interest on deposits	.72	2.05
Fixed charges, including preferred stock dividends	$308	$275
Add: Interest on deposits	222	150
Fixed charges, including interest on deposits and preferred stock dividends	$530	$425
Ratio of earnings to fixed charges, including interest on deposits and preferred stock dividends	.72	2.05

(1)	Preferred stock dividends are grossed up to their pretax equivalents.